The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 42,699,661

Investment Growth

Time Period: 5/25/2004 to 5/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Trailing Returns (as of month-end)

As of Date: 5/31/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	-0.77%	0.35%	1.76%	5.18%	4.19%	2.41%	3.18%	4.73%
Wilshire Event Driven	-0.52%	0.75%	2.86%	2.26%	2.79%	0.58%	2.36%	2.80%
Barc Agg Bond	1.78%	3.76%	4.80%	6.40%	2.50%	2.70%	3.83%	4.22%
Benchmark: US 3-mo T-Bill	0.23%	0.64%	1.02%	2.26%	1.32%	0.83%	0.47%	1.37%
US Insurance Market Neutral	-2.09%	-1.16%	2.75%	3.95%	3.98%	1.90%	—	—

Trailing Returns (as of quarter-end)

As of Date: 3/31/2019

	MERVX
QTD	2.11%
1 Year	6.88%
3 Years	4.44%
5 Years	2.78%
10 Years	3.42%
Since Inception	4.77%

Performance Relative to Peer Group

As of Date: 5/31/2019



- The Merger Fund VL
- US Insurance Market Neutral
- Wilshire Event Driven
- Barclays Agg Bond

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	1.02%
Number of long positions:	95
Number of short positions:	21
Percent invested:	97.00%

TOP 10 Holdings — 52.69%
1. Altaba Inc.
2. Red Hat, Inc.
3. First Data Corporation
4. Anadarko Petroleum Corporation
5. L3 Technologies, Inc.
6. SunTrust Banks, Inc.
7. Worldpay, Inc.
8. Celgene Corporation
9. Oaktree Capital Group LLC
10. Kinetic Concept/KCI USA

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 6/1/2016 to 5/31/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	2.61%	1.86%	3.11%
Sharpe Ratio	1.06	0.72	0.36
Sortino Ratio	1.77	1.08	0.55
Beta (vs S&P 500)	0.05	0.13	-0.04
Correlation (vs S&P 500)	4.30	64.58	2.40
Beta (vs Barclays Agg)	-0.14	-0.11	1.00
Correlation (vs Barclays Agg)	2.85	3.17	100.00

Deal Terms



Cash	45.08%
Cash & Stock	21.50%
Stock with Fixed Exchange Ratio	19.69%
Stock and Stub	13.69%
Undetermined	0.03%

Regional Exposure



United States	94.86%
United Kingdom	1.97%
Europe ex-U.K.	1.58%
Australia	1.00%
Canada	0.34%
Asia ex-Japan	0.14%
Mexico	0.11%

Sector Exposure



Information Tech.	26.73%
Consumer Disc.	15.99%
Communication Services	12.16%
Health Care	10.46%
Financials	9.70%
Industrials	8.89%
Energy	8.86%
Materials	3.58%
Utilities	3.19%
Real Estate	0.44%